December 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Motus GI Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-275121

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), A.G.P./ALLIANCE GLOBAL PARTNERS, as Lead Placement Agent, hereby joins the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, as amended (the “Registration Statement”), to become effective as of 5:00 p.m., Eastern Time, on December 18, 2023, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Lowenstein Sandler LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that copies of the Preliminary Prospectus, dated December 18, 2023, are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director